                              Snap Appliances, Inc.
                                2001 Logic Drive
                               San Jose, CA 95124

                                  June 13, 2001

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attn: Maria Gabriella Bianchini, Esq.

        RE: SNAP APPLIANCES, INC. FORM S-1 (FILE NO. 333-48874)

Ladies and Gentlemen::

        Snap Appliances, Inc., a Delaware corporation (the "Company"), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company's Registration Statement on Form S-1 (File No. 333-48874), together with all amendments and exhibits thereto. The Company does not intend to conduct the offering of shares of common stock contemplated in the Registration Statement at this time. No shares of common stock of the Company have been or will be issued or sold under the Registration Statement.

        The Company further requests that, pursuant to Rule 477(c), an order with the date of granting of the request for withdrawal be included in the file for the Registration Statement on Form S-1 in the following manner: "Withdrawn upon request of the Registrant, the Commission consenting thereto."

        Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned at Snap Appliances, Inc., 2001 Logic Drive, San Jose, CA 95124 and Steve Bochner at Wilson Sonsini Goodrich & Rosati at 650 Page Mill Road, Palo Alto, CA 94304.

        If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (408) 232-6831 or Steve Bochner, Esq. At (650) 493-9300.

                                   Sincerely,

                                   /s/ James T. Schraith
                                   --------------------------------------------
                                   Chairman and Chief Executive Officer